Mail Stop 4561

August 2, 2007

Jeffery W. Yabuki
President and Chief Executive Officer
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

>   **Re: Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed February 28, 2007**
>   **File No. 0-14948**

Dear Mr. Yabuki:

     We have complete our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

Mark Kronforst
Accounting Branch Chief